Exhibit 99.1

3SBio Inc. Announces Unaudited Fourth Quarter and Full Year 2011 Results

2011 net revenues grew 29.4% to RMB541.6 million (US$86.1 million)
2011 GAAP net income attributable to 3SBio grew 33.6% to RMB108.6 million (US$17.3 million)
2012 net revenues expected to grow 15%-25% to US$99-US$108 million
3SBio collaborates with DaVita on renal care service in northeastern China
3SBio and DaVita to enter nationwide supply agreement for anemia management drugs
Recent SFDA approval confirms EPIAO meets European Pharmacopoeia standards

SHENYANG, CHINA – March 9, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Full Year 2011 Financial Highlights:

  Total net revenues in 2011 increased by 29.4% to RMB541.6 million (US$86.1 million), compared to RMB418.6 million (US$63.4 million) in 2010.

  GAAP operating income in 2011 increased by 38.3% to RMB120.1 million (US$19.1 million), compared to RMB86.8 million (US$13.2 million) in 2010. Non-GAAP operating income in 2011 increased by 24.0% to RMB120.1 million (US$19.1 million), compared to RMB96.8 million (US$14.7 million) in 2010.

  GAAP net income attributable to 3SBio Inc. increased by 33.6% to RMB108.6 million (US$17.3 million), compared to RMB81.3 million (US$12.3 million) in 2010. Non-GAAP net income attributable to 3SBio Inc. increased by 19.0% to RMB108.6 million (US$17.3 million), compared to RMB91.2 million (US$13.8 million) in 2010.

  GAAP net income attributable to 3SBio Inc. per American Depositary Share (“ADS”) on a fully-diluted basis was RMB4.84 (US$0.77) compared to RMB3.69 (US$0.56) in 2010. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis in 2011 was RMB4.84 (US$0.77) compared to RMB4.14 (US$0.63) in 2010.

  Positive operating cash flow of RMB137.1 million (US$21.8 million) for the year ended December 31, 2011 and as of December 31, 2011, cash and cash equivalents, restricted cash and time deposits of RMB765.7 million (US$121.7 million).

Fourth Quarter 2011 Financial Highlights:

  Total net revenues in the fourth quarter of 2011 increased by 38.2% to RMB139.9million (US$22.2 million), compared to RMB101.2 million (US$15.3 million) in the fourth quarter of 2010.

  GAAP operating income in the fourth quarter of 2011 increased by 563.2% to RMB26.0 million (US$4.1 million), compared to GAAP operating income of RMB3.9 million (US$0.6 million) in the fourth quarter of 2010. Non-GAAP operating income increased by 87.5% to RMB26.0 million (US$4.1 million), compared to non-GAAP operating income of RMB13.9 million (US$2.1 million) in the fourth quarter of 2010. The difference between GAAP and non-GAAP operating income in the fourth quarter of 2010 is due to the expensing of the US$1.5 million initial payment to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan.

  GAAP net income attributable to 3SBio Inc. in the fourth quarter of 2011 increased by 234.1% to RMB22.3 million (US$3.6 million), compared to GAAP net income attributable to 3SBio Inc. of RMB6.7 million (US$1.0 million) in the fourth quarter of 2010. Non-GAAP net income attributable to 3SBio Inc. in the fourth quarter of 2011 increased by 34.3% to RMB22.3 million (US$3.6 million), compared to non-GAAP net income of RMB16.6 million (US$2.5 million) in the fourth quarter of 2010.

  GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis in the fourth quarter of 2011 was RMB0.99 (US$0.16) compared to a GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis of RMB0.30 (US$0.05) for the fourth quarter of 2010. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis in the fourth quarter of 2011 was RMB0.99 (US$0.16), compared to non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis of RMB0.74 (US$0.11) in the fourth quarter of 2010.

Full Year 2011 Business Highlights

Operations

  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenues in 2011 rising 26.7% to RMB317.9 million (US$50.5 million), compared to RMB250.9 million (US$38.0 million) in 2010. According to the latest data from IMS Health China, EPIAO's market share in terms of value reached 41.6% in the fourth quarter of 2011.

  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 28.1% to RMB164.8 million (US$26.2 million) in 2011, compared to RMB128.7 million (US$19.5 million) in 2010.

  Net revenues for Iron Sucrose Supplement increased by 44.6% to RMB24.9 million (US$4.0 million), 4.6% of net revenues in 2011, compared to RMB17.2 million (US$2.6 million), or 4.1% of net revenues in 2010.

  Net export revenues increased by 95.6% to RMB23.9 million (US$3.8 million), accounting for 4.4% of total net revenue in 2011, compared to RMB12.2 million (US$1.9 million), or 2.9% of net revenues in 2010. The increase was partly attributable to increased sales to Egypt and Thailand.

Manufacturing

  In September, the SFDA approved 3SBio’s voluntary upgrade of manufacturing specifications to align EPIAO product quality with European Pharmacopoeia standards. 3SBio is the only domestic manufacturer with an approved product quality that meets both Chinese Pharmacopoeia and European Pharmacopoeia standards.

Events subsequent to December 31, 2011

Partnerships and Business Development

  As announced on March 9, 3SBio entered into a framework joint venture agreement with DaVita Inc., (“DaVita”) a Fortune 500 company that operates over 1800 dialysis clinics in the United States. The joint venture will provide renal care services in Liaoning and Jilin, two provinces in northeastern China with a combined population of 64 million. The total investment is US$20 million with DaVita and 3SBio contributing 70% and 30% respectively. DaVita and 3SBio have also agreed to enter into a nationwide supply agreement for anemia management drugs.

Dr. Jing Lou, chief executive officer of 3SBio, commented:

“We are pleased to report another year of strong top line growth, improved profitability and cash flow. Over the past five years, we have grown the business more than five times by focusing on our core areas of kidney and cancer therapeutics. The SFDA has recently approved our new EPIAO quality standard, which meets both Chinese and European Pharmacopoeia requirements, the only domestic biological medicine company in China to reach this standard. We expect this recognition will further support our efforts to develop international markets for both EPIAO and TPIAO. 3SBio’s collaboration with DaVita marks our entry into the dialysis service area and demonstrates our long-term commitment to providing integrated solutions for China’s dialysis patients. We are optimistic about the coming year and expect net revenue growth in the range of 15-25%, or between US$99 million and US$108 million.”

Full Year Ended December 31, 2011 Unaudited Financial Results

Net revenues. Net revenues for 2011 increased by 29.4% to RMB541.6 million (US$86.1 million), from RMB418.6 million (US$63.4 million) in 2010. The increase was largely due to continued strong sales of EPIAO and TPIAO, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO in 2011 increased by 26.7% to RMB317.9 million (US$50.5 million) from RMB250.9 million (US$38.0 million) in 2010. Net revenues from TPIAO in 2011 increased by 28.1% to RMB164.8 million (US$26.2 million) from RMB128.7 million (US$19.5 million) in 2010. In addition, net revenues from our export business increased to RMB23.9 million (US$3.8 million), compared to RMB12.2 million (US$1.9 million) in 2010, while net revenues from Iron Sucrose Supplement were RMB24.9 million (US$4.0 million), representing an increase of 44.6% from RMB17.2 million (US$2.6 million) in 2010.

Gross profit. Gross profit for 2011 increased by 28.3% to RMB483.5 million (US$76.8 million) compared to RMB377.0 million (US$57.1 million) in 2010. Gross margin for 2011 decreased to 89.3% compared to 90.1% in 2010. The decline in gross margin was mainly attributable to new plant depreciation and increased material, labor and energy costs.

Operating expenses. GAAP operating expenses were RMB363.5 million (US$57.8 million) for 2011, an increase of 25.3% from RMB290.1 million (US$44.0 million) in 2010. Non-GAAP operating expenses were RMB363.5 million (US$57.8 million) for 2011, an increase of 29.7% from RMB280.2 million (US$42.5 million) in 2010.

  Research and development (“R&D”) costs. GAAP R&D costs for 2011 were RMB41.8 million (US$6.6 million), or 7.7% of net revenues, compared to RMB39.4 million (US$6.0 million), or 9.4% of net revenues in 2010. The decrease in GAAP R&D costs as a percentage of net revenues was mainly attributable to the non-refundable upfront licensing payment of US$1.5 million made to Isotechnika Pharma Inc. in December 2010 to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan. Non-GAAP R&D costs for 2011 were RMB41.8 million (US$6.6 million), or 7.7% of net revenues, compared to RMB29.5 million (US$4.5 million), or 7.0% of net revenues in 2010.

  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for 2011 were RMB254.8 million (US$40.5 million), or 47.0% of net revenues, compared to RMB194.9 million (US$29.5 million), or 46.6% of net revenues in 2010. The increase is mainly attributable to expanded sales and marketing activities, including new product launch initiatives for TPIAO for ITP as well as the municipal construction tax and education surcharges levied as a result of the change in the China tax regulation effective from December 2010.

  General and administrative expenses. General and administrative expenses for 2011 were RMB66.9 million (US$10.6 million), or 12.4% of net revenues, compared to RMB55.9 million (US$8.5 million), or 13.3% of net revenues in 2010.

Operating income. GAAP operating income for 2011 increased by 38.3% to RMB120.1 million (US$19.1 million), compared to RMB86.8 million (US$13.2 million) in 2010. Non-GAAP operating income increased by 24.0% to RMB120.1 million (US$19.1 million), compared to RMB96.8 million (US$14.7 million) in 2010. GAAP operating margin for 2011 was 22.2%, compared to 20.7% in 2010. The increase in GAAP operating margin is primarily due to strong sales growth while R&D expense has remained stable. Non-GAAP operating margin for 2011 was 22.2%, compared to 23.1% in 2010.

Interest income. The Company recorded interest income of RMB18.5 million (US$2.9 million) in 2011, compared to RMB13.0 million (US$2.0 million) in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. GAAP net income attributable to 3SBio Inc. for 2011 increased by 33.6% to RMB108.6 million (US$17.3 million) compared to RMB81.3 million (US$12.3 million) in 2010. GAAP net margin attributable to 3SBio Inc. for 2011 was 20.1% as compared to 19.4% in 2010. GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for 2011 increased to RMB4.84 (US$0.77) from RMB3.69 (US$0.56) in 2010.

Non-GAAP net income attributable to 3SBio Inc. for 2011 increased by 19.0% to RMB108.6 million (US$17.3 million) compared to RMB91.2 million (US$13.8 million) in 2010. Non-GAAP net margin attributable to 3SBio Inc. for 2011 was 20.1% as compared to 21.8% in 2010. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for 2011 increased to RMB4.84 (US$0.77) from RMB4.14 (US$0.63) in 2010.

Cash and cash equivalents, restricted cash and time deposits. 3SBio had positive operating cash flow of RMB137.1 million (US$21.8 million) for the year ended December 31, 2011 and as of December 31, 2011, cash and cash equivalents, restricted cash and time deposits of RMB765.7 million (US$121.7 million).

Three Months Ended December 31, 2011 Unaudited Financial Results

Net revenues. Net revenues increased by 38.2% to RMB139.9 million (US$22.2 million) for the fourth quarter of 2011 from RMB101.2 million (US$15.3 million) for the same period in 2010. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 33.9% and 25.8%, respectively, over the same period in 2010. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 27.7% of total net revenues. Export sales increased by 247.6% to RMB9.8 million (US$1.6 million), compared to RMB2.8 million (US$0.4 million) in the fourth quarter of 2010, largely due to increased sales to Egypt and Thailand. Revenues from Iron Sucrose Supplement rose 74.1% to RMB6.7 million (US$1.1 million), compared to RMB3.8 million (US$0.6 million) in the fourth quarter of 2010.

Gross profit. As a result of continued sales growth from key products, gross profit for the fourth quarter of 2011 increased by 40.6% to RMB125.0 million (US$19.9 million) from RMB88.9 million (US$13.5 million) for the same period in 2010. Gross margins increased to 89.4% for the fourth quarter of 2011 from 87.9% for the same period in 2010. The increase was mainly attributable to the enhanced capacity utilization and improved production efficiency of the new plant.

Operating expenses. GAAP operating expenses were RMB99.0 million (US$15.7 million) for the fourth quarter of 2011, an increase of 16.5% from RMB85.0 million (US$12.9 million) for the same period in 2010. Non-GAAP operating expenses were RMB99.0 million (US$15.7 million) for the fourth quarter of 2011, an increase of 31.9% from RMB75.1 million (US$11.4 million) for the same period in 2010.

  Research and development (“R&D”) costs. GAAP R&D costs for the fourth quarter of 2011 were RMB12.7 million (US$2.0 million), or 9.1% of net revenues, compared to RMB17.2 million (US$2.6 million), or 17.0% of net revenues, for the same period in 2010. The decrease in R&D expenses is primarily attributable to the non-refundable upfront licensing payment of US$1.5 million made to Isotechnika in December 2010, which was partially offset by the increased R&D costs related to Anti- TNF Rab (SSS07) in the fourth quarter of 2011. Non-GAAP R&D costs for the fourth quarter of 2011 were RMB12.7 million (US$2.0 million), or 9.1% of net revenues, compared to RMB7.2 million (US$1.1 million), or 7.2% of net revenues, for the same period in 2010. The difference between GAAP and non-GAAP R&D costs for the fourth quarter of 2010 is due to the expensing of the US$1.5 million up-front non-refundable payment to acquire exclusive rights to certain indications of voclosporin in mainland China, Hong Kong and Taiwan.

  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the fourth quarter of 2011 were RMB65.9 million (US$10.5 million), or 47.1% of net revenues, compared to RMB51.1 million (US$7.7 million), or 50.5% of net revenues, for the same period in 2010, on both a GAAP and non-GAAP basis.

  General and administrative expenses. General and administrative expenses for the fourth quarter of 2011 were RMB20.4 million (US$3.2 million), or 14.6% of net revenues, compared to RMB16.8 million (US$2.5 million), or 16.6% of net revenues for the same period in 2010, on both a GAAP and non- GAAP basis.

Operating income. GAAP operating income for the fourth quarter of 2011 increased by 563.2% to RMB26.0 million (US$4.1 million), compared to operating income of RMB3.9 million (US$0.6 million) for the same period in 2010. Non-GAAP operating income for the fourth quarter of 2011 grew by 87.5% to RMB26.0 million (US$4.1 million), compared to RMB13.9 million (US$2.1 million) in the fourth quarter of 2010. GAAP operating margin for the fourth quarter of 2011 was 18.6% as compared to 3.9% for the same period in 2010. Non-GAAP operating margin was 18.6% for the fourth quarter of 2011, compared to 13.7% in the same period in 2010. The increase in operating margin is primarily due to enhanced capacity utilization, improved production efficiency and lower R&D expenses.

Interest income. The Company recorded interest income of RMB4.7 million (US$0.8 million) for the fourth quarter of 2011, compared to RMB3.2 million (US$0.5 million) for the same period in 2010. The increase is primarily due to the combined effect of increased time deposits and higher interest rates on time deposits.

Net income. GAAP net income attributable to 3SBio Inc. for the fourth quarter of 2011 increased by 234.1% to RMB22.3 million (US$3.6 million) compared to net income attributable to 3SBio Inc. of RMB6.7 million (US$1.0 million) for the same period in 2010. GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the fourth quarter of 2011 increased by 230.0% to RMB0.99 (US$0.16), compared to RMB0.30 (US$0.05) for the same period in 2010. GAAP net margin attributable to 3SBio Inc. for the fourth quarter of 2011 was 15.9% as compared to 6.6% for the same period in 2010.

Non-GAAP net income attributable to 3SBio Inc. for the fourth quarter of 2011 was RMB22.3 million (US$3.6 million), 34.3% higher than non-GAAP net income attributable to 3SBio Inc. of RMB16.6 million (US$2.5 million) for the same period in 2010. Non-GAAP net income attributable to 3SBio Inc. per ADS on a fully-diluted basis for the fourth quarter of 2011 increased by 33.8% to RMB0.99 (US$0.16), compared to RMB0.74 (US$0.11) for the same period in 2010. Non-GAAP net margin attributable to 3SBio Inc. for the fourth quarter of 2011 was 15.9% as compared to 16.4% for the same period in 2010.

2012 Full Year Guidance and Selected Company Objectives

Based on current market and operating conditions and the following goals, the Company expects net revenues to grow by 15-25% in 2012, or between US$99 million to US$108 million. Other operating objectives include:

  Explore the potential market in the renal care area to further strengthen our leadership position in the nephrology area

  Evaluate manufacturing options for small-molecule medicines

  Initiate Phase I trial of NuPiao, our next-generation EPO product

  Initiate a registration trial of Feraheme, an IV iron supplement

  Continue to explore global biosimilar opportunities and initiate the approval process in selected markets

  Work with Isotechnika on initiating a global Phase III multi-center trial of voclosporin for the prevention of kidney transplant rejection

  Prepare application to conduct clinical trials in China for pegsiticase (Uricase-PEG 20), a treatment for refractory gout, and identify potential partners for development outside China

  Strengthen existing strategic partnerships while continuing to seek opportunities that leverage our balance sheet, strong nephrology and oncology franchises and recent additions to our product pipeline

Conference Call
3SBio’s senior management will host a conference call on Friday, March 9, 2012 at 5:00am (US Pacific) / 8:00am (US Eastern) / 9:00pm (Beijing) to discuss its unaudited fourth quarter and full year 2011 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 50023809

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 50023809
A telephone replay will be available two hours after the call until March 17, 2012 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast
A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/4jjxyoq7.

A replay of the webcast will be available within one hour after the conclusion of the call.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2011. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2939 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.6000 was used for comparative purposes as of December 31, 2010, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the fourth quarter and the year of 2011 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the fourth quarter and the year of 2011.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding full year revenue target, business growth and prospects, product pricing trends, operation objectives, market size or patient number or illness prevalence estimates, product development, pipeline progress, regulatory approval, certification and review progress, impact of the government policies and regulations, partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause actual results to differ from what the Company currently anticipates may include: regulatory actions such as adverse drug pricing adjustments, competition from other domestic and foreign pharmaceutical companies; risks and uncertainties related to cooperation, joint venture, and partnerships, including deal consummation risks; changes in China's healthcare insurance system; Chinese government policies and regulations; the segment market growth for our products; market acceptance of our products; hospital or patient demand for our products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; our ability to enhance production, sales and distribution network and other aspects of operation; our ability to effectively protect intellectual property; changes in the healthcare industry in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2010.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts
Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

3SBio Inc.
Consolidated balance sheets
(expressed in thousands)

	December 31,	December 31,	December 31,
	2010	2011	2011
	RMB	RMB	US$
Assets		(unaudited)	(unaudited)

Current assets

Cash and cash equivalents	153,250	245,813	39,056
Restricted cash	1,662	665	106
Time deposits with financial institutions	378,405	499,201	79,315
Accounts receivable, less allowance for doubtful accounts:
December 31, 2010– RMB2,663; December 31, 2011 – RMB2,542 (US$404)	78,500	113,949	18,105
Notes receivable	55,646	47,243	7,506
Inventories	21,718	27,604	4,386
Prepaid expenses and other receivables	39,390	26,672	4,238
Available-for-sale securities	50,667	22,830	3,627
Prepaid to related parties	12,000	6,000	953
Deferred tax assets	2,198	2,750	437

Total current assets	793,436	992,727	157,729

Time deposits with financial institutions	120,000	20,000	3,178
Available-for-sale securities	12,697	10,848	1,724
Investment in non-consolidated affiliates	3,835	2,245	357
Property, plant and equipment, net	199,456	198,053	31,467
Lease prepayments	8,188	17,448	2,772
Non-current deposits	1,555	16,801	2,669
Intangible assets, net	44,299	49,615	7,883
Long term receivables, less allowance for doubtful accounts:
December 31, 2010 - RMB 858; December 31, 2011 - RMB818 (US$130)	2,558	3,111	494
Deferred tax assets	373	262	42

Total assets	1,186,397	1,311,110	208,315

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	5,030	6,218	988
Deferred grant income	1,374	374	59
Accrued expenses and other payables	39,552	48,389	7,689
Income tax payable	1,986	8,894	1,413

Total current liabilities	47,942	63,875	10,149

Deferred grant income	2,402	2,029	322

Total liabilities	50,344	65,904	10,471

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,654,148 and 154,473,159 issued and outstanding as of December 31, 2010 and December 31, 2011, respectively	123	124	20
Additional paid-in capital	946,717	973,218	154,629
Accumulated other comprehensive loss	(89,531)	(126,290)	(20,065)
Retained earnings	278,744	387,317	61,538

Total 3SBio Inc. shareholders’ equity	1,136,053	1,234,369	196,122
Non-controlling interests	-	10,837	1,722
Total equity	1,136,053	1,245,206	197,844

Total liabilities and shareholders’ equity	1,186,397	1,311,110	208,315

3SBio Inc.
Unaudited quarterly consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	December 31, 2010		December 31, 2011

	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	61,495	9,317	82,347	13,084
TPIAO	30,836	4,672	38,806	6,166
Intefen	1,182	179	1,354	215
Inleusin	466	71	855	136
Iron sucrose	3,843	582	6,691	1,063
Export	2,821	427	9,805	1,558
Others	546	83	24	4
Total net revenues	101,189	15,331	139,882	22,226
Cost of revenues	(12,261)	(1,858)	(14,885)	(2,365)

Gross profit	88,928	13,473	124,997	19,861

Operating expenses
Research and development costs	(17,193)	(2,605)	(12,741)	(2,024)
Sales, marketing and distribution expenses	(51,059)	(7,736)	(65,876)	(10,467)
General and administrative expenses	(16,757)	(2,539)	(20,389)	(3,239)
Total operating expenses	(85,009)	(12,880)	(99,006)	(15,730)

Operating income	3,919	593	25,991	4,131

Interest income	3,215	487	4,748	754
Grant income	975	148	94	15
Income (loss) from investment in non-consolidated affiliates	1,172	178	(809)	(129)
Other income (loss), net	386	58	(1,628)	(259)
Total other income, net	5,748	871	2,405	381

Income before income tax expense	9,667	1,464	28,396	4,512
Income tax expense	(2,980)	(451)	(6,517)	(1,035)
Net income	6,687	1,013	21,879	3,477
Less: net income attributable to non-controlling interests	-	-	463	74
Net income attributable to 3SBio Inc.	6,687	1,013	22,342	3,551

Net income attributable to 3SBio Inc. per share:
Basic	0.04	0.01	0.15	0.02
Diluted	0.04	0.01	0.14	0.02
Basic weighted average number of shares outstanding	152,269,537	152,269,537	154,070,555	154,070,555
Diluted weighted average number of shares outstanding	156,490,935	156,490,935	157,321,335	157,321,335

Net income attributable to 3SBio Inc. per ADS:
Basic	0.31	0.05	1.02	0.16
Diluted	0.30	0.05	0.99	0.16
Basic weighted average number of ADSs outstanding	21,752,791	21,752,791	22,010,079	22,010,079
Diluted weighted average number of ADSs outstanding	22,355,848	22,355,848	22,474,476	22,474,476

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3SBio Inc.
Unaudited consolidated statements of income
(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Year Ended		For the Year Ended
	December 31, 2010		December 31, 2011
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	250,854	38,008	317,889	50,507
TPIAO	128,717	19,503	164,839	26,190
Intefen	5,358	812	5,229	831
Inleusin	2,041	309	2,788	443
Iron sucrose	17,187	2,604	24,859	3,950
Export	12,211	1,850	23,890	3,796
Others	2,260	342	2,120	337
Total net revenues	418,628	63,428	541,614	86,054
Cost of revenues	(41,650)	(6,311)	(58,073)	(9,227)

Gross profit	376,978	57,117	483,541	76,827

Operating expenses
Research and development costs	(39,409)	(5,971)	(41,805)	(6,642)
Sales, marketing and distribution expenses	(194,877)	(29,526)	(254,767)	(40,478)
General and administrative expenses	(55,850)	(8,462)	(66,908)	(10,631)
Total operating expenses	(290,136)	(43,959)	(363,480)	(57,751)

Operating income	86,842	13,158	120,061	19,076

Interest income	12,950	1,962	18,499	2,939
Grant income	1,256	190	1,585	252
Income (loss) from investment in non-consolidated affiliates	704	107	(1,590)	(253)
Other income (loss), net	1,306	198	(2,185)	(347)
Total other income, net	16,216	2,457	16,309	2,591

Income before income tax expense	103,058	15,615	136,370	21,667
Income tax expense	(21,772)	(3,299)	(28,210)	(4,482)
Net income	81,286	12,316	108,160	17,185
Less: net income attributable to non-controlling interests	-	-	413	66
Net income attributable to 3SBio Inc.	81,286	12,316	108,573	17,251

Net income attributable to 3SBio Inc. per share:
Basic	0.54	0.08	0.71	0.11
Diluted	0.53	0.08	0.69	0.11
Basic weighted average number of shares outstanding	151,241,036	151,241,036	153,310,128	153,310,128
Diluted weighted average number of shares outstanding	154,131,768	154,131,768	157,148,685	157,148,685

Net income attributable to 3SBio Inc. per ADS:
Basic	3.76	0.57	4.96	0.79
Diluted	3.69	0.56	4.84	0.77
Basic weighted average number of ADSs outstanding	21,605,862	21,605,862	21,901,447	21,901,447
Diluted weighted average number of ADSs outstanding	22, 018,824	22, 018,824	22,449,812	22,449,812

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Reconciliations of GAAP operating income and net income attributable to 3SBio Inc. to non-GAAP operating income and net income attributable to 3SBio Inc. for the three months ended December 31, 2010 and 2011
(in RMB thousands, unaudited)

	For the three months ended					For the three months ended
	December 31, 2010					December 31, 2011
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$

Operating income	3,919	593	9,944	13,863	2,098	25,991	4,131	-	25,991	4,131
Net income attributable to 3SBio Inc.	6,687	1,013	9,944	16,631	2,520	22,342	3,551	-	22,342	3,551

The adjustment for the three months ended December 31, 2010 is for the exclusion of the RMB9.94 million (US$1.5 million) up-front payment to acquire the development, distribution and license rights from Isotechnika.

Reconciliations of GAAP operating income and net income attributable to 3SBio Inc. to non-GAAP operating income and net income attributable to 3SBio Inc. for the years ended December 31, 2010 and 2011
(in RMB thousands, unaudited)

	For the year ended					For the year ended
	December 31, 2010					December 31, 2011
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$

Operating income	86,842	13,158	9,944	96,786	14,665	120,061	19,076	-	120,061	19,076
Net income attributable to 3SBio Inc.	81,286	12,3165	9,944	91,230	13,823	108,573	17,251	-	108,573	17,251

The adjustment for the full year ended December 31, 2010 is for the exclusion of the RMB9.94 million (US$1.5 million) up-front payment to acquire the development, distribution and license rights from Isotechnika.

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